Filed by CHW Acquisition Corp pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CHW Acquisition Corp.

Commission File No.: 001-40764

Here's why dog-walking startup Wag intends to go through with its SPAC merger even as others are abandoning deals

San Francisco-based Wag Labs plans to go public next quarter via a merger with a blank-check company/Wag Labs

By Cromwell Schubarth  –  TechFlash Editor, Silicon Valley Business Journal

Mar 17, 2022 Updated Mar 17, 2022, 3:36pm PDT

In recent months, investors have increasingly soured on special purpose acquisition companies and the businesses that have gone public via mergers with them.

But Garrett Smallwood is undeterred by such sentiments. He and his San Francisco company, Wag Labs Inc., intend to go through with its planned SPAC combination anyway.

"Despite the current volatility of the stock market, the SPAC route is still a fast, efficient and flexible way into the market and allows us to quickly raise money to fuel our growth," Smallwood, Wag's CEO, told the Business Journal this week.

Wag, which offers a marketplace for dog walking and pet care services, is planning to go public via a combination with CHW Acquisition Corp. (Nasdaq:CHWA) in a deal they announced early last month.

The startup projects it will get about $175 million from the merger, which it expects to complete next quarter.

Had Wag gone public via a SPAC combination last year, it would have had plenty of company. Some 199 business in the U.S. in 2021 went public that way, more than in all previous years combined.

But just 23 companies have gone public in mergers with blank-check companies so far this year, which is little more than half of last year's pace. And 2022's final tally may be considerably less that that, because many pending deals are being abandoned.

Weighing on such deals is the collective performance of companies that went public via SPAC combinations over the last two years. As of Monday, all of the 41 Bay Area companies that went public in such mergers since 2020 were trading below their debut prices. Twenty-five had lost more than half their value.

A big part of the cloud over such companies has been the failure of many of them to live up to the financial forecasts they made when they were pitching investors on their combinations.

Wag stands apart from the pack

At least in this way, Wag stands out.

In an investor presentation earlier this year — before it had tallied its 2021 results — Wag projected it would post $18.7 million in revenue for last year. The company said Friday it actually recorded $20.1 million in 2021 sales.

Wag also said it was sticking with its prior forecast that it will post $41.8 million in revenue this year.

The company stands out from the pack in another way. Wag's backers valued it at $650 million in 2018 as part of its Series D round. But the company and CHW are projecting it will have an initial market capitalization of just $469 million after they complete their combination.

That decline in valuation is due to the Covid-19 pandemic, Smallwood said. During the early days of the coronavirus crisis, with many people working from home, fewer pet owners needed help walking their dogs or caring for their animals.

But demand for its services has been rebounding, thanks to the tremendous surge in pet ownership over past two years, he said.

"We're focused on where the company sits now, which is in a vastly more appealing position," Smallwood said.

Despite that, Wag isn't projecting that it will be profitable any time soon. Leaving out significant costs and expenses, the company posted an adjusted loss of $6.5 million last year after posting a similar loss of $18.5 million in 2020. On that same basis, it projects its adjusted loss for this year will be $15.6 million.

Still, Smallwood thinks Wag will do better than other companies that have gone down the SPAC path.

"Wag is a real business with real revenues coming off of a record earnings report," he said. "We are confident that our shareholders understand the value of our unique business model."

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